August 12, 2005

Mr. Daniel L. Gordon
Branch Chief
Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC  20549

Re:      SB Partners
         Form 10-K for the fiscal year ended December 31, 2004 Filed April 13, 2005 Form 10-Q for the quarterly period ended March 31, 2004 File No. 0-08952

Dear Mr. Gordon,

         We are in receipt of your letter of July 8, 2005 with comments on the above referenced filings by SB Partners ("Registrant"). Our response to your comments are as follows:

Item 15 Exhibits, Financial Statement Schedules and Reports on Form 8-K, page 22

1. Tell us why you have not included financial statements for the joint venture that owns an apartment property in West Chester, Pennsylvania, in accordance with Rule 3-09 of Regulation S-X

Upon further review of the financial statement requirements under Rule 3-09 of Regulation S-X, the Registrant agrees that audited financial statements for the joint venture that owns the apartment property in West Chester, Pennsylvania should be presented as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002. The Registrant will file a copy of Form 10-K/A which will amend the earlier filings to include such audited financial statements as soon as audited financial statements can be obtained.

Note 5 Investment in Joint Venture, page 36

2.       Explain to us what consideration you gave to the provisions of FIN 46
         (R) in determining that your investment in the joint venture should be accounted for under the equity method and not consolidated. If you have adopted FIN 46 (R), please explain if the joint venture is a variable interest entity under paragraph 5 and tell us how you concluded that you are not the primary beneficiary.

The Registrant through a wholly owned subsidiary owns a 75% partner interest in Waterview Associates LP (the "joint venture" or "entity"). The joint venture owns the Waterview Apartments (the "Property") in Westchester, Pennsylvania.

The Registrant adopted FIN 46 (R) as of March 31, 2004 and it did not have an impact on the Registrant's financial statements. Based on our review of the limited partnership agreement of the joint venture we determined that it was not a variable interest entity ("VIE"), as defined in FIN 46 (R).

Under FIN 46 (R) an entity shall be deemed a VIE if by design it meets the conditions set forth in a, b, or c of paragraph 5 of FIN 46 (R). The Registrant considered the following in its determination that the joint venture was not a VIE.

a. The initial equity at risk in the joint venture is sufficient to permit the joint venture to finance its activities without additional subordinated financial support from other parties. The debt of the joint venture is a mortgage loan collateralized by the Property and does not require additional guaranties by either partner. The equity at risk was approximately 20% of total assets at inception.

b. As partners of the joint venture (the Registrant and its joint venture partner) (collectively "partners") have the direct ability to make decisions about the operation and other activities of the joint venture through voting rights. The partners have the obligation to absorb the expected losses of the entity and are not protected from losses or guaranteed a return by either the entity or any other parties. The partners will receive residual interests (if any) generated by the joint venture in proportion to their ownership interests. The partners' return is not capped by the entity's governing documents or any other arrangements.

c. Although the Registrant has a 75% partner interest in the joint venture, it shares control of the joint venture with its partner and, therefore, its voting rights are not proportionate to its obligation to absorb the expected losses and receive the expected residual return of the entity. However, because the Registrant's ownership interest is only 75% substantially all of the entity's activities are not conducted on behalf of the Registrant.


Based on the foregoing, the Registrant has determined that the joint venture is not a VIE and is subject to the consolidation guidance set forth in Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures." The Registrant's joint venture partner participates and shares control over the joint venture through participating rights and therefore, the Registrant is not deemed to control the joint venture.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions please contact me at (212) 408-2929.


                                     Sincerely,

                                     SB Partners
                                 By: SB Partners Real Estate Corporation,
                                     Its general partner



                                 By: /s/ George N. Tietjen III
                                     -------------------------------------------
                                     George N. Tietjen III
                                     Chief Financial Officer and Treasurer
                                    (Principal Financial and Accounting Officer)